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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                       Asche Transportation Services, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    04362T100
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                                 (CUSIP Number)

      James A Jalovec, 7170 South Woelfel Road, Franklin, Wisconsin 53132.
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 9, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                        [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are being sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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[ CUSIP No. 04362T100                ]              [        Page 2 of 5 Pages ]

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1   Name of Reporting Person
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  N/A

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
    (See Instructions)                                                   (b) [ ]
                                         N/A
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)   PF

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                [ ]
                                         N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION   UNITED STATES OF AMERICA


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                7   SOLE VOTING POWER   1,491,250
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER   N/A
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER   1,491,250
  REPORTING

   PERSON      -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER   N/A
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,491,250 SHARES
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                           [ ]
                                          N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   24.65%

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14   TYPE OF REPORTING PERSON (See Instructions)   IN

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ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.0001 par value per share, of Asche Transportation Services, Inc., 10214 N. Mt. Vernon Road, Shannon, IL 61078.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) James A. Jalovec.

         (b) 7170 South Woelfel Road, Franklin, Wisconsin 53132.

         (c) private investor, J. A. J. Investments, Ltd., 7170 South Woelfel Road, Franklin, Wisconsin 53132.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Issuer issued 750,000 shares of its Common Stock ("Common Shares") to the Reporting Person for $3,000,000 pursuant to the terms of a Securities Purchase Agreement, dated as of July 9, 1999, between Issuer and Reporting Person (the "Securities Purchase Agreement"). In connection with the issuance of the Common Shares, Issuer agreed to (i) register the resale of the Common Shares on Form S-3; (ii) permit Reporting Person to designate two members to the Board of Directors of Issuer; and (iii) retain Reporting Person as an advisor to the Board of Directors of Issuer at an annual fee of $30,000 until no later than June 30, 2004. No part of the purchase price has been represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         Issuer has agreed with Reporting Person to use the proceeds from the sale of the Common Shares for the payment of indebtedness of Issuer or its subsidiaries except any indebtedness payable to an affiliate of certain officers and directors of Issuer. Issuer intends to


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increase the number of members of the Board of Directors to accommodate
Reporting Person's right to designate two members to Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 1,491,250 shares of Common Stock representing 24.65% of the issued and outstanding Common Stock of the Issuer.

         (b) 1,491,250 shares.

         (c) The Reporting Person has not effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the Securities Purchase Agreement described in Item 3, Reporting Person has been granted the right to designate one member of the Board of Directors of Issuer. Pursuant to that certain Voting Agreement, dated as of July 9, 1999, between Issuer and Reporting Person, Reporting Person shall have the right to designate, for as long as he is the beneficial owner of at least 50% of the total number of shares beneficially owned upon the consummation of the purchase of the Common Shares, two members of the Board of Directors, including the director designated by Reporting Person pursuant to the Securities Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -- Securities Purchase Agreement, dated as of July 9, 1999, between Issuer and Reporting Person, and exhibits thereto.

         Exhibit 2 -- Voting Agreement, dated as of July 9, 1999, between Issuer and Reporting Person, attached as Exhibit C to Exhibit 1, Securities Purchase Agreement, and incorporated by reference herein.



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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ James A. Jalovec
                                              ----------------------------------
                                                     James A. Jalovec






         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1041)